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Exhibit 13.1

TRANSCANADA PIPELINES LIMITED

SECOND QUARTER 2004

Quarterly Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

        Management's discussion and analysis (MD&A) dated July 22, 2004 should be read in conjunction with the accompanying unaudited consolidated financial statements of TransCanada PipeLines Limited (TCPL or the company) for the six months ended June 30, 2004 and should also be read in conjunction with the audited consolidated financial statements and MD&A contained in TCPL's 2003 Annual Report for the year ended December 31, 2003. Additional information relating to TCPL, including the company's Annual Information Form and continuous disclosure documents, is available on SEDAR at www.sedar.com under TransCanada PipeLines Limited.

Consolidated Results-at-a-Glance

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	(unaudited) (millions of dollars)
Net Income Applicable to Common Shares	388	202	602	410

Results of Operations

Consolidated

        TCPL's net income applicable to common shares (net earnings) for second quarter 2004 was $388 million compared to $202 million for the same period in 2003. The increase of $186 million was primarily due to significantly higher net earnings from the Power business resulting from TCPL's proportionate gain of $15 million after tax (gain of $25 million pre tax) on the sale of the ManChief and Curtis Palmer assets to TransCanada Power, L.P. (Power LP) and the recognition of $172 million of dilution and other gains resulting from a reduction in TCPL's ownership interest in Power LP and the removal of the obligation, in 2017, of Power LP to redeem units not owned by TCPL. TCPL was required to fund this redemption, thus the removal of Power LP's obligation eliminates this requirement. Higher net earnings of $2 million in the Gas Transmission business for second quarter 2004 compared to the same period in the prior year were primarily due to a $7 million gain on sale of the company's equity interest in the Millennium Pipeline project (Millennium) offset by lower net earnings from the Canadian Mainline and Alberta System.

        Net expenses in the Corporate segment for second quarter 2004 were comparable to the same period in the prior year.

        TCPL's net earnings for the six months ended June 30, 2004 were $602 million compared to $410 million for the comparable period in 2003. The increase of $192 million in the first six months of 2004 compared to the same period in 2003 was primarily due to significantly higher net earnings in the Power business mainly as a result of gains related to Power LP and lower net expenses in the Corporate segment, partially offset by lower net earnings from the Gas Transmission business.

        Excluding the above-mentioned $187 million of combined gains included in net earnings related to Power LP, Power business' net earnings for the six months ended June 30, 2004 were consistent with the same period in 2003. Higher net earnings from TCPL's investment in Bruce Power L.P. (Bruce Power) were primarily offset by lower contributions from Eastern Operations and Western Operations and the recognition in second quarter 2003 of the $19 million after-tax settlement with a former counterparty.

        The decrease in net expenses of $11 million in the Corporate segment for the six months ended June 30, 2004 relates primarily to income tax refunds received in first quarter 2004.

        The lower net earnings of $7 million in the Gas Transmission business for the six months ended June 30, 2004 compared to the same period in 2003 were primarily due to lower earnings from the Canadian Mainline and Alberta System, partially offset by the gain on sale of Millennium in 2004.

Segment Results-at-a-Glance

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	(unaudited) (millions of dollars)
Gas Transmission	146	144	295	302
Power	249	63	314	126
Corporate	(7)	(5)	(7)	(18)

Net Income Applicable to Common Shares	388	202	602	410

        Funds generated from continuing operations of $390 million for the second quarter decreased $44 million compared to second quarter 2003. Funds generated from operations of $813 million for the six months ended June 30, 2004 decreased $78 million compared to the same period in 2003.

Gas Transmission

        The Gas Transmission business generated net earnings of $146 million and $295 million for the quarter and six months ended June 30, 2004, respectively, compared to $144 million and $302 million for the same periods in 2003.

Gas Transmission Results-at-a-Glance

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	(unaudited) (millions of dollars)
Wholly-Owned Pipelines
Alberta System	39	44	79	86
Canadian Mainline	66	71	130	142
Foothills*	5	5	11	9
BC System	1	2	3	4

	111	122	223	241

Other Gas Transmission
Great Lakes	14	11	31	28
Iroquois	3	4	11	11
TC PipeLines, LP	5	4	9	7
Portland**	—	—	6	7
Ventures LP	4	2	7	4
Trans Québec & Maritimes	2	2	4	4
CrossAlta	1	1	2	4
TransGas de Occidente	3	3	6	7
Northern Development	(1)	—	(2)	(1)
General, administrative, support costs and other	4	(5)	(2)	(10)

	35	22	72	61

Net earnings	146	144	295	302

*
The remaining ownership interests in Foothills, previously not held by TCPL, were acquired on August 15, 2003.

**
TCPL increased its ownership interest in Portland to 43.4 per cent from 33.3 per cent on September 29, 2003 and to 61.7 per cent from 43.4 per cent on December 3, 2003.

Wholly-Owned Pipelines

        The Alberta System's net earnings of $39 million in second quarter 2004 decreased $5 million compared to $44 million in the same quarter of 2003. Net earnings for the six months ended June 30, 2004 decreased $7 million compared to the same period in 2003.    The decrease was primarily due to lower earnings resulting from the recently approved rate of return on deemed common equity in 2004 compared to earnings implicit in the 2003 negotiated settlement which included a fixed revenue requirement component. Earnings in 2004 reflect a return of 9.60 per cent on deemed common equity of 35 per cent as approved by the Alberta Energy and Utilities Board (EUB) in its Generic Cost of Capital (GCOC) decision released July 2, 2004.

        The Canadian Mainline's net earnings decreased $5 million and $12 million for the three and six months ended June 30, 2004, respectively, when compared to the corresponding periods in 2003. The decrease was primarily due to a lower rate of return on common equity of 9.56 per cent in 2004 compared to 9.79 per cent in 2003, and a lower average investment base. The common equity return of 9.56 per cent is implicit in the interim tolls for 2004 which were approved by the National Energy Board (NEB) in December 2003.

        Foothills' net earnings of $11 million for the six months ended June 30, 2004 were $2 million higher than the same period in 2003 reflecting TCPL's August 2003 acquisition of the remaining ownership interests in Foothills not previously held.

Operating Statistics

	Six months ended June 30
	Alberta System*		Canadian Mainline**		Foothills***		BC System
	2004	2003	2004	2003	2004	2003	2004	2003
	(unaudited)
Average investment base ($ millions)	4,719	4,938	8,274	8,659	722	746	230	238
Delivery volumes (Bcf)
Total	1,925	1,971	1,355	1,419	552	522	162	126
Average per day	10.6	10.9	7.4	7.8	3.0	2.9	0.9	0.7

*
Field receipt volumes for the Alberta System for the six months ended June 30, 2004 were 1,958 Bcf (2003 — 1,937 Bcf); average per day was 10.8 Bcf (2003 — 10.7 Bcf).

**
Canadian Mainline deliveries originating at the Alberta border and in Saskatchewan for the six months ended June 30, 2004 were 1,016 Bcf (2003 — 1,093 Bcf); average per day was 5.6 Bcf (2003 — 6.0 Bcf).

***
The remaining interests in Foothills were acquired in August 2003. The delivery volumes in the table represent 100 per cent of Foothills.

Other Gas Transmission

        TCPL's proportionate share of net earnings from its Other Gas Transmission businesses was $35 million for the three months ended June 30, 2004 compared to $22 million for the same period in 2003. The 2004 results included a $7 million gain on sale of Millennium which is reflected in general, administrative, support costs and other. Excluding this gain, earnings for the quarter increased $6 million compared to the same period in 2003. The increase was primarily due to higher earnings from Great Lakes as a result of successful marketing of short-term services and higher earnings from Ventures LP as a result of the expansion completed in 2003.

        Net earnings for the six months ended June 30, 2004 were $72 million compared to $61 million for the same period in 2003. Excluding the $7 million gain on sale of Millennium recognized in second quarter 2004, year-to-date earnings were $4 million higher compared to the same period in 2003. The increase was due to higher earnings from Great Lakes as a result of successful marketing of short-term services and increased earnings from TC PipeLines, LP and Ventures LP. These increases were partially offset by the impact of a weaker U.S. dollar and lower earnings from CrossAlta as a result of less favourable market conditions.

Power

Power Results-at-a-Glance

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	(unaudited) (millions of dollars)
Western operations	35	60	70	103
Eastern operations	22	36	56	61
Bruce Power investment	48	16	96	54
Power LP investment	6	7	16	18
General, administrative, support costs and other	(24)	(22)	(49)	(43)

Operating and other income	87	97	189	193
Financial charges	(3)	(4)	(5)	(6)
Income taxes	(22)	(30)	(57)	(61)

	62	63	127	126
Gains related to Power LP (after tax)	187	—	187	—

Net earnings	249	63	314	126

        Power's net earnings in second quarter 2004 of $249 million increased $186 million compared to $63 million in second quarter 2003 primarily due to $187 million of gains related to Power LP. During second quarter 2004, TCPL completed the sale of the ManChief and Curtis Palmer power facilities to Power LP for US$402.6 million, before closing adjustments, resulting in an after-tax gain on sale of $15 million (pre-tax gain of $25 million). At a meeting in April 2004, Power LP unitholders approved these acquisitions and the removal of Power LP's obligation to redeem all units not owned by TCPL in 2017. TCPL was required to fund this redemption, thus the removal of Power LP's obligation eliminates this requirement. In addition, in second quarter 2004, Power LP issued 8.1 million subscription receipts which were subsequently converted into partnership units and TCPL invested $20 million of the net proceeds of $286.8 million realized from this issue. The net impact of this issue reduced TCPL's ownership interest in Power LP from 35.6 per cent to 30.6 per cent. As a result of these events, TCPL recognized dilution and other gains of $172 million in second quarter 2004, $132 million of which were previously deferred and were being amortized into income to 2017. Dilution gains arose when TCPL's ownership interest in Power LP was decreased as a result of the Power LP issuing partnership units and the units were issued at a market price in excess of TCPL's carrying value per unit of the investment. Excluding these one-time gains, Power's net earnings in second quarter 2004 of $62 million decreased $1 million compared to $63 million in second quarter 2003. Higher earnings from Bruce Power were more than offset by lower contributions from Eastern Operations and Western Operations, reflecting the sale of ManChief and Curtis Palmer to Power LP, and the recognition in second quarter 2003 in Western Operations of a $31 million pre-tax ($19 million after-tax) settlement with a former counterparty.

        Net earnings for the six months ended June 30, 2004 of $314 million increased $188 million compared to $126 million in the same period in 2003 primarily due to the $187 million of gains recorded related to Power LP. Excluding the Power LP-related gains, Power's net earnings for the six months ended June 30, 2004 of $127 million increased $1 million compared to $126 million in the same period in 2003. Higher earnings from Bruce Power were offset by lower contributions from Eastern Operations and Western Operations, reflecting the impacts of selling ManChief and Curtis Palmer to Power LP, the recognition in second quarter 2003 in Western Operations of the $31 million pre-tax settlement with a former counterparty and higher general, administrative, support costs and other.

Western Operations

        Operating and other income from Western Operations of $35 million and $70 million for the three and six months ended June 30, 2004 was $25 million and $33 million lower, respectively, compared to the same periods in 2003. The decrease was mainly due to recognition in second quarter 2003 of a $31 million ($19 million after-tax) settlement with a former counterparty which defaulted in 2001 under power forward contracts and lower ManChief income in second quarter 2004 as a result of the sale of the plant to Power LP in April 2004. Partially offsetting these decreases were fee revenues with respect to the sale of ManChief and Curtis Palmer to Power LP and the impact of higher net margins achieved on the overall portfolio of power in second quarter 2004.

Eastern Operations

        Operating and other income from Eastern Operations of $22 million and $56 million for the three and six months ended June 30, 2004 was $14 million and $5 million lower, respectively, compared to the same periods in 2003. These decreases were mainly due to reduced contributions from the Curtis Palmer hydroelectric facilities as a result of the sale of these assets to Power LP in April 2004 and the unfavourable impact of a weaker U.S. dollar in 2004.

Bruce Power Investment

Bruce Power Results-at-a-Glance

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	(unaudited) (millions of dollars)
Bruce Power (100 per cent basis)
Revenues	434	244	833	642
Operating expenses	(286)	(210)	(536)	(403)

Operating income	148	34	297	239
Financial charges	(15)	(15)	(33)	(32)

Income before income taxes	133	19	264	207

TCPL's interest in Bruce Power income before income taxes*	42	6	83	40
Adjustments	6	10	13	14

TCPL's income from Bruce Power before income taxes	48	16	96	54

*
TCPL acquired its interest in Bruce Power on February 14, 2003. Bruce Power's 100 per cent income before income taxes from February 14, 2003 to June 30, 2003 was $126 million.

        Bruce Power contributed $48 million of pre-tax equity income in second quarter 2004 compared to $16 million in second quarter 2003. TCPL's share of power output for second quarter 2004 was 2,962 gigawatt hours (GWh) compared to 1,681 GWh in second quarter 2003. This increase primarily reflects higher output in 2004 as a result of the restart of Units 3 and 4 which have expanded capacity by approximately 1,500 megawatts (MW) from second quarter 2003 and correspondingly increased Bruce Power's operating expenses. Overall prices achieved during second quarter 2004 were approximately $46 per megawatt hour (MWh) compared to an average realized price of $45 per MWh in second quarter 2003. Approximately 55 per cent of the output was sold into Ontario's wholesale spot market in second quarter 2004 with the remainder being sold under longer term contracts. On a per unit basis, the Bruce operating cost decreased to $30 per MWh in second quarter 2004 from $40 per MWh in second quarter 2003. This decrease was primarily due to increased output in 2004 plus lower costs as a result of fewer planned maintenance outages in 2004 as compared to 2003.

        Pre-tax equity income for the six months ended June 30, 2004 was $96 million compared to $54 million for the same period in 2003. This increase was primarily due to higher output in 2004 as a result of the return to service of the Bruce A units as well as a full six months of earnings in 2004 compared to earnings from February 14 to June 30 in 2003, reflecting TCPL's period of ownership in 2003. Operating costs for the six months ended June 30, 2004 were $31 per MWh compared to $36 per MWh for the period February 14 to June 30, 2003. Average realized prices in the six months ended June 30, 2004 were $47 per MWh compared to $52 per MWh during TCPL's period of ownership ended June 30, 2003.

        The Bruce units ran at an average availability of 92 per cent in second quarter 2004, whereas average availability during second quarter 2003 was 77 per cent reflecting higher planned maintenance outage hours in second quarter 2003. Availability for the six months ended June 30, 2004 was 86 per cent compared to 84 per cent for the period from February 14 to June 30, 2003. A scheduled maintenance outage on Unit 4 began on May 22, 2004 and the unit was returned to service on July 2, 2004.

        Equity income from Bruce Power is directly impacted by fluctuations in wholesale spot market prices for electricity as well as overall plant availability, which in turn, is impacted by scheduled and unscheduled maintenance. To reduce its exposure to spot market prices, Bruce Power has entered into fixed price sales contracts. Approximately 43 per cent of planned output for the remainder of 2004 is under fixed price sales contracts. There is a planned maintenance outage of approximately two to three months at one of the Bruce B units commencing at the same time as a planned Bruce B vacuum building outage where all four Bruce B units will be out of operation for approximately one month, both beginning in third quarter 2004.

Power LP Investment

        Operating and other income of $6 million and $16 million for the three and six months ended June 30, 2004 was $1 million and $2 million lower, respectively, compared to the same periods in 2003. The decrease was primarily due to Power's reduced ownership interest in Power LP in 2004 and the recognition of previously deferred gains resulting from the removal of the Power LP redemption obligation. Additional earnings from Power LP's acquisition of ManChief and Curtis Palmer partially offset these decreases.

General, Administrative, Support Costs and Other

        General, administrative, support costs and other increased $2 million and $6 million for the three and six months ended June 30, 2004 compared to the same periods in 2003, mainly reflecting higher support costs as part of the company's increased investment in the Power business. Partially offsetting these higher support costs were lower business development expenditures.

Power Sales Volumes

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	(unaudited) (GWh)
Western operations(1)(3)	2,929	3,150	5,805	6,241
Eastern operations(3)	1,474	1,724	3,085	3,409
Bruce Power investment(2)	2,962	1,681	5,492	2,768
Power LP investment(3)	536	459	1,108	1,022

Total	7,901	7,014	15,490	13,440

(1)
Sales volumes include TCPL's share of the Sundance B power purchase arrangement (50 per cent).

(2)
Acquired on February 14, 2003. Sales volumes reflect TCPL's 31.6 per cent share of Bruce Power output from the date of acquisition.

(3)
ManChief and Curtis Palmer volumes are included in Power LP investment effective April 30, 2004.

Weighted Average Plant Availability(1)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	(unaudited)
Western operations(3)	93%	92%	96%	94%
Eastern operations(3)	95%	92%	97%	88%
Bruce Power investment(2)	92%	77%	86%	84%
Power LP investment(3)	96%	90%	97%	94%
All plants	94%	86%	92%	89%

(1)
Plant availability represents the percentage of time in the year that the plant is available to generate power, whether actually running or not and is reduced by planned and unplanned outages.

(2)
Comparative 2003 percentage is calculated from the February 14, 2003 date of acquisition. Bruce A Unit 3 is included effective March 1, 2004.

(3)
ManChief and Curtis Palmer are included in Power LP investment effective April 30, 2004.

Corporate

        Net expenses were $7 million and $5 million for the three months ended June 30, 2004 and 2003, respectively. Net expenses were $7 million for the six months ended June 30, 2004 compared to $18 million for the same period in 2003. This $11 million decrease was primarily due to income tax refunds and refund interest received in first quarter 2004.

Liquidity and Capital Resources

Funds Generated from Operations

        Funds generated from continuing operations were $390 million and $813 million for the three and six months ended June 30, 2004, respectively, compared with $434 million and $891 million for the same periods in 2003.

        TCPL expects that its ability to generate sufficient amounts of cash in the short term and the long term, when needed, and to maintain financial capacity and flexibility to provide for planned growth is adequate and remains substantially unchanged since December 31, 2003.

Investing Activities

        In the three and six months ended June 30, 2004, capital expenditures, excluding acquisitions, totalled $93 million (2003 — $107 million) and $194 million (2003 — $183 million), respectively, and related primarily to construction of new power plants, and maintenance and capacity capital in the Gas Transmission business.

        In the three and six months ended June 30, 2004, disposition of assets totalled $408 million (2003 — nil) and related primarily to the sale of ManChief and Curtis Palmer to Power LP.

        Acquisitions for the three and six months ended June 30, 2004 were $14 million (2003 — $3 million) and $14 million (2003 — $412 million), respectively.

Financing Activities

        TCPL retired long-term debt of $25 million and $501 million in the three and six months ended June 30, 2004, respectively. In February 2004, the company issued $200 million of five year medium-term notes bearing interest at 4.1 per cent. In March 2004, the company issued US$350 million of 30 year senior unsecured notes bearing interest at 5.6 per cent. For the six months ended June 30, 2004, outstanding notes payable decreased by $301 million, while cash and short-term investments increased by $638 million.

        The increase in cash and short-term investments and decrease in outstanding notes payable positions TCPL for the acquisition of Gas Transmission Northwest Corporation (GTN) (see Other Recent Developments — Gas Transmission — Gas Transmission Northwest Corporation).

Dividends

        On July 22, 2004, TCPL's Board of Directors declared a dividend for the quarter ending September 30, 2004 in an aggregate amount equal to the aggregate quarterly dividend to be paid on October 29, 2004 by TransCanada Corporation on the issued and outstanding common shares as at the close of business on September 30, 2004. The Board also declared regular dividends on TCPL's preferred shares.

Contractual Obligations

        At June 30, 2004, TCPL held a 30.6 per cent interest in Power LP which is a publicly-held limited partnership. Until April 29, 2004, Power LP was required to redeem all units outstanding at June 30, 2017, not held directly or indirectly by TCPL and TCPL was required to fund the redemption in accordance with the terms of the Power LP Partnership Agreement. At a special meeting held on April 29, 2004, Power LP's unitholders approved the amendment of the terms of the Power LP Partnership Agreement to remove Power LP's obligation to redeem all units not owned by TCPL in 2017.

        Excluding the removal of the Power LP obligation, there have been no material changes to TCPL's contractual obligations, including payments due for each of the next five years and thereafter, since December 31, 2003. For further information on these contractual obligations, refer to the MD&A in TCPL's 2003 Annual Report.

Financial and Other Instruments

        The following represents the material changes to the company's risk management and financial instruments since December 31, 2003 and reflects the impacts of the hedge accounting changes adopted prospectively, effective January 1, 2004, as further discussed under Accounting Changes — Hedging Relationships.

Foreign Exchange and Interest Rate Management Activity

        The company manages certain foreign exchange risks of U.S. dollar debt and interest rate exposures of the Alberta System, the Canadian Mainline and the Foothills System through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to eight years. Certain of the realized gains and losses on interest rate derivatives are shared with shippers on predetermined terms.

Asset/(Liability)

	June 30, 2004		December 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(unaudited)
	(millions of dollars)
Foreign Exchange
Cross-currency swaps	(12)	(12)	(26)	(26)
Interest Rate
Interest rate swaps
Canadian dollars	18	18	2	15
U.S. dollars	7	7	—	8

        At June 30, 2004, the principal amount of cross-currency swaps was US$282 million (December 31, 2003 — US$282 million). Notional principal amounts for interest rate swaps were $669 million (December 31, 2003 — $964 million) and US$100 million (December 31, 2003 — US$100 million).

        The company manages the foreign exchange risk and interest rate exposures of its other U.S. dollar debt through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to nine years. The fair values of the interest rate derivatives are shown in the table below.

Asset/(Liability)

	June 30, 2004		December 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(unaudited)
	(millions of dollars)
Interest Rate
Interest rate swaps
Canadian dollars	(6)	(6)	1	(3)
U.S. dollars	28	28	2	37
Forward Foreign Exchange Contracts
U.S. dollars	(2)	(2)	—	1

        At June 30, 2004, the notional principal amount for interest rate swaps was $200 million (December 31, 2003 — $150 million) and US$550 million (December 31, 2003 — US$500 million). The principal amount of forward foreign exchange contracts was US$200 million (December 31, 2003 — US$19 million).

Risk Management

        With respect to continuing operations, TCPL's market, financial and counterparty risks remain substantially unchanged since December 31, 2003. For further information on risks, refer to the MD&A in TCPL's 2003 Annual Report.

Controls and Procedures

        As of the end of the period covered by this quarterly report, TCPL's management, together with TCPL's President and Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the company's disclosure controls and procedures. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer of TCPL have concluded that the disclosure controls and procedures are effective.

        There were no changes in TCPL's internal control over financial reporting during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect TCPL's internal control over financial reporting.

Critical Accounting Policy

        TCPL's critical accounting policy, which remains unchanged since December 31, 2003, is the use of regulatory accounting for its regulated operations. For further information on this critical accounting policy, refer to the MD&A in TCPL's 2003 Annual Report.

Critical Accounting Estimates

        Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the company's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. TCPL's critical accounting estimates from December 31, 2003 continue to be depreciation expense and certain deferred after-tax gains and remaining obligations related to the Gas Marketing business. For further information on these critical accounting estimates, refer to the MD&A in TCPL's 2003 Annual Report.

Accounting Changes

Asset Retirement Obligations

        Effective January 1, 2004, the company adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) Handbook Section "Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with asset retirement costs. This section requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. This accounting change was applied retroactively with restatement of prior periods.

        The plant, property and equipment of the regulated natural gas transmission operations consist primarily of underground pipelines and above ground compression equipment and other facilities. No amount has been recorded for asset retirement obligations relating to these assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the indeterminate timing and scope of the asset retirements. Management believes it is reasonable to assume that all retirement costs associated with the regulated pipelines will be recovered through tolls in future periods.

        The impact of this accounting change resulted in an increase of $2 million in the estimated fair value of the liability for TCPL's Other Gas Transmission assets as at January 1, 2003 and December 31, 2003. The estimated fair value of this liability as at June 30, 2004 was $11 million.

        The plant, property and equipment in the Power business consists primarily of power plants in Canada and the United States. The impact of this accounting change resulted in an increase of $6 million and $7 million in the estimated fair value of the liability for the power plants and associated assets as at January 1, 2003 and December 31, 2003, respectively. The asset retirement cost, net of accumulated depreciation that would have been recorded if the cost had been recorded in the period in which it arose, is recorded as an additional cost of the assets as at January 1, 2003. The estimated fair value of the liability as at June 30, 2004 was $23 million. The company has no legal liability for asset retirement obligations with respect to its investment in Bruce Power and the Sundance A and B power purchase arrangements.

        The impact of this change on TCPL's net earnings in prior periods was nil while the impact of this change in the three and six months ended June 30, 2004 was $1 million.

Hedging Relationships

        Effective January 1, 2004, the company adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. In accordance with the provisions of this new guideline, TCPL has recorded all derivatives on the Consolidated Balance Sheet at fair value.

        This new guideline was applied prospectively and resulted in an increase in net earnings of $4 million and $2 million for the three and six months ended June 30, 2004, respectively. The significant impact of the accounting change on the Consolidated Balance Sheet as at January 1, 2004 is as follows.

Increase/(Decrease)
(unaudited — millions of dollars)
Current Assets
Other	8
Other Assets	123

Total Assets	131

Current Liabilities
Accounts Payable	8
Deferred Amounts	132
Long-Term Debt	(7)
Future Income Taxes	(1)

Total Liabilities	132

Generally Accepted Accounting Principles

        Effective January 1, 2004, the company adopted the new standard of the CICA Handbook Section "Generally Accepted Accounting Principles" that defines primary sources of generally accepted accounting principles (GAAP) and the other sources that need to be considered in the application of GAAP. The new standard eliminates the ability to rely on industry practice to support a particular accounting policy.

        This accounting change was applied prospectively and there was no impact on net earnings in the three and six months ended June 30, 2004. In prior periods, in accordance with industry practice, certain assets and liabilities related to the company's regulated activities, and offsetting deferral accounts, were not recognized on the balance sheet. The impact of the change on the consolidated balance sheet as at January 1, 2004 is as follows.

Increase/(Decrease)
(unaudited — millions of dollars)
Other Assets	153

Deferred Amounts	80
Long-Term Debt	76
Preferred Securities	(3)

Total Liabilities	153

Outlook

        In 2004, the closing of the proposed acquisition of GTN and the gain on sale of Millennium will have a positive impact, and the EUB's decision received in July 2004 on the GCOC decision for Alberta utilities will have a negative impact, on the expected results of the Gas Transmission segment. For further information on the proposed acquisition of GTN and the EUB's decision, please refer to Other Recent Developments. In addition, the company expects higher Power net earnings in 2004 than originally anticipated as a result of the gains recognized on the sale of ManChief and Curtis Palmer to Power LP. Power earnings for the remainder of 2004 will be negatively impacted due to the recognition of previously deferred gains related to Power LP in second quarter 2004. Excluding these impacts and the receipts of income tax refunds and refund interest in first quarter 2004, the company's outlook is relatively unchanged since December 31, 2003. For further information on outlook, refer to the MD&A in TCPL's 2003 Annual Report.

        The company's net earnings and cash flow combined with a strong balance sheet continue to provide the financial flexibility for TCPL to make disciplined investments in its core businesses of Gas Transmission and Power. Credit ratings on TransCanada PipeLines Limited's senior unsecured debt assigned by Dominion Bond Rating Service Limited (DBRS), Moody's Investors Service (Moody's) and Standard & Poor's are currently A, A2 and A-, respectively. DBRS and Moody's both maintain a 'stable' outlook on their ratings and Standard & Poor's maintains a 'negative' outlook on its rating.

Other Recent Developments

Gas Transmission

Wholly-Owned Pipelines

Alberta System

        In July 2003, TCPL, along with other utilities, filed evidence in the GCOC Proceeding with the EUB. In July 2004, the company received the EUB's decision on GCOC for Alberta utilities. The decision establishes a generic rate of return on equity (ROE) of 9.60 per cent and a deemed common equity of 35 per cent for 2004 on the Alberta System. This is less than the applied for ROE of 11 per cent on deemed common equity of 40 per cent, which the company considers a fair return. Excluding the potential financial impact from the outcome of the Phase I General Rate Application (GRA) currently before the EUB, TCPL estimates this will result in 2004 net earnings from the Alberta System of approximately $155 million compared to net earnings of $190 million in 2003.

        The EUB's decision on GCOC sets a generic ROE for 2004 at 9.60 per cent for all Alberta utilities. Beginning in 2005, the EUB will adjust the ROE from year to year by 75 per cent of the change in long-term Canada bonds, consistent with the approach used by the NEB. The EUB has indicated that a review of the ROE adjustment mechanism will not occur prior to 2009, unless the ROE resulting from the adjustment mechanism is less than 7.6 per cent or greater than 11.6 per cent.

        In September 2003, TCPL filed Phase I of the 2004 GRA with the EUB, consisting of evidence in support of the applied for rate base and revenue requirement. The company applied for a composite depreciation rate of 4.13 per cent compared to the current depreciation rate of 4.00 per cent. The EUB hearing to consider the GRA Phase I took place in Calgary in April 2004 with final arguments and replies filed in May 2004. A decision is expected in third quarter 2004.

        Phase II of the 2004 GRA, dealing primarily with rate design and services, was filed in December 2003. The oral portion of the Phase II hearing began in Calgary on June 9, 2004, with final argument filed on July 8, 2004 and reply argument to be filed on July 29, 2004. An EUB decision is expected in fourth quarter 2004.

        In December 2003, the EUB approved TCPL's application to charge interim tolls for transportation service, effective January 1, 2004. Final tolls for 2004 will be determined based on the EUB decision on the 2004 GRA and will incorporate the outcome from the EUB decisions in the GCOC proceeding.

Canadian Mainline

        In April 2004, the Federal Court of Appeal dismissed TCPL's appeal of the NEB's decision to deny TCPL's Fair Return Review and Variance Application, while endorsing TCPL's view of the law relating to the determination of a fair return by the NEB. The judgment has no impact on reported earnings for 2001, 2002 and 2003.

        In December 2003, the NEB approved interim tolls effective January 1, 2004 for the Canadian Mainline. The 2004 Tolls and Tariff Application for the Canadian Mainline was filed in January 2004, and included a request for an 11 per cent return on a 40 per cent deemed common equity component. In light of the Federal Court of Appeal decision, TCPL informed the NEB that it will not contest the ROE formula in its 2004 Tolls and Tariff Application and has revised the Application to reflect the ROE formula of 9.56 per cent on 40 per cent deemed common equity. Phase I of the hearing which considers all issues raised by the application, with the exception of cost of capital, concluded June 25, 2004. A decision is expected in the latter part of third quarter 2004. The proceedings for Phase II of the hearing, which will address cost of capital, will take place in fourth quarter 2004.

Other Gas Transmission

Northern Development

        TCPL has been engaged in renewed discussions with Alaska North Slope producers and the State of Alaska (the State) relating to the Alaskan portion of the Alaska Highway Pipeline Project. In April 2004, TCPL announced that it had signed a memorandum of understanding (MOU) with the State. In the MOU, TCPL committed to file an application under the State's Stranded Gas Development Act, and the State will resume processing of TCPL's long-pending application for a right-of-way lease on State lands. TCPL holds the complementary rights-of-way on federal lands in the State. In the MOU, the State and TCPL recognize the critical importance of upstream fiscal negotiations between the State and the North Slope producers.

        In June 2004, TCPL filed an application under the Alaska Stranded Gas Development Act. TCPL anticipates that fiscal negotiations between the State of Alaska and the North Slope producers will continue at the same time as right-of-way activities and review of TCPL's Stranded Gas Development Act application are taking place. Discussion on each of these will help advance the project.

        Once the right-of-way lease application is approved, TCPL would be prepared to convey the lease to another corporation or partnership if appropriate commercial agreements are in place. The lease conveyance would also require an interconnection agreement with TCPL at the Yukon/Alaska border. In the meantime, TCPL will continue to play a leadership role in both Canada and Alaska to advance the Alaska Highway pipeline project.

Gas Transmission Northwest Corporation

        As described in the MD&A in TCPL's 2003 Annual Report, TCPL executed a Stock Purchase Agreement with National Energy & Gas Transmission, Inc., (NEGT) and certain of its subsidiaries to acquire GTN for US$1.7 billion, including US$0.5 billion of assumed debt, subject to closing adjustments. GTN owns and operates two pipeline systems — the Gas Transmission Northwest Pipeline System and the North Baja Pipeline System (North Baja). The acquisition of North Baja was subject to a right of first refusal in favour of a third party. That third party has now agreed to waive its right of first refusal in respect of the sale of North Baja to TCPL and accordingly, TCPL now expects to close on the Gas Transmission Northwest Pipeline System and North Baja at the same time.

        In second quarter 2004, NEGT's bankruptcy court approved both its Chapter 11 plan of reorganization and the sale of GTN to TCPL. TCPL has satisfied its pre-closing conditions under the purchase agreement and is awaiting the implementation of NEGT's plan of reorganization, which is the only remaining material closing condition in the transaction. NEGT has informed TCPL that, prior to implementing its Chapter 11 plan of reorganization, it is diligently pursuing the resolution of other issues in the reorganization that are unrelated to GTN or the GTN transaction but nonetheless they believe are in the best interests of the estate and its creditors. NEGT has further stated that it believes that its plan will become effective no later than late third quarter or early fourth quarter of this year. The parties expect to close the GTN transaction promptly thereafter.

Power

MacKay River

        The MacKay River 165 MW cogeneration plant, situated at Petro-Canada's MacKay River oilsands development, was declared contractually in-service on February 1, 2004. Unresolved integration issues with the host site prevented normal operations in first quarter and into second quarter 2004. Integration issues with the host site still continue, however, the plant operated on a more sustained basis late in second quarter 2004.

Bécancour

        The Bécancour contract to develop a 550 MW natural gas-fired cogeneration power plant in Bécancour, Québec was approved by the Régie de l'Energie in August 2003. The Bureau d'Audience Publique sur l'Environment reviewed the Bécancour project and in April 2004 concluded the proposed cogeneration facility meets or exceeds all environmental regulations in Québec. In July 2004, TCPL received final approval for this project from the Québec Government. Construction activities began at the site in July 2004 and the construction cost of the project is estimated at approximately $500 million.

QuickLinks

  Exhibit 13.1